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                                                                  Exhibit (a)(6)

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
                                                          ENVIROTEST SYSTEMS CORP.
         [LOGO]                                           6903 Rockledge Drive
                                                          Suite 214
                                                          Bethesda, MD 20817
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                                                                 August 19, 1997

Dear Shareholder:

    Envirotest Systems Corp. is offering to purchase up to 4,444,444 shares of its Class A Common Stock at a price not greater than $4.50 nor less than $3.75 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 17, 1997, unless extended by the Company. Questions regarding the Offer should be directed to D.F. King & Co., Inc., the Information Agent, at 1-800-549-6864.

                                          Sincerely,
                                          /s/ Chester C. Davenport
                                          Chester C. Davenport
                                          CHAIRMAN